FORM 5                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                               Washington, D.C.  20549

___ Check box if
    no longer subject            ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5          Filed pursuant to Section 16(a) of the Securities Exchange
    obligations may            Act of 1934, Section 17(a) of the Public Utility Holding
    continue.  See              Company Act of 1935 or Section 30(f) of the Investment
    Instruction 1(b).                            Company Act of 1940
___ Form 3 Holdings
    Reported.
___ Form 4 Transactions
    Reported.


1. Name and Address of Reporting Person  2. Issuer Name and Ticker or           6. Relationship of Reporting Person to
                                            Trading Symbol                         Issuer
                                                                                          (Check all applicable)
   Mang            George         P.        Acceptance Insurance
   (Last)          (First)     (Middle)     Companies Inc. (AIF)                   ___ Director       ___ 10% Owner
                                                                                   _X_ Officer (give  ___ Other (specify
                                         3. IRS or Social  4. Statement for                    title            below)
                                            Security          Month/Year                       below)
                                            Number of
   4041 N. Central Avenue, Suite 1900       Reporting             12/95                  Senior Vice President
                   (Street)                 Person                                 Phoenix Indemnity Insurance Company
                                            (Voluntary)    5. If Amendment,
                                                              Date of Original
                                                              (Month/Year)
   Phoenix           AZ        85072
   (City)          (State)     (Zip)


                    Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1. Title of Security  2. Trans-   3. Trans-   4. Securities Acquired (A)  5. Amount of     6. Owner-      7. Nature of
   (Instr. 3)            action      action      or Disposed of (D)          Securities       ship           Indirect
                         Date        Code        (Instr. 3, 4 and 5)         Beneficially     Form:          Beneficial
                         (Month/     (Instr.  --------------------------     Owned at End     Direct         Ownership
                         Day/        8)                   (A)                of Issuer's      (D) or         (Instr. 4)
                         Year)                            or                 Fiscal Year      Indirect
                                                Amount    (D)    Price       (Instr. 3        (I)
                                                                             and 4)           (Instr. 4)
--------------------  ----------  ----------  ----------  ---  ---------  ---------------  -------------  ------------
Common Stock (ESPP)    06/26/96      B(1)         206      A    12.1125         639              D
Common Stock (ESPP)    12/20/95      B(1)         199      A    12.5375         838              D






Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly
                                                (Print or Type Responses)

FORM 5 (continued)    Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g., puts, calls, warrants, options, convertible securities)


1. Title of Derivative Security             2. Conversion    3. Transaction   4. Transaction   5. Number of Derivative
   (Instr. 3)                                  or Exercise      Date             Code             Securities Acquired
                                               Price of         (Month/Day/      (Instr. 8)       (A) or Disposed (D)
                                               Derivative       Year)                             (Instr. 3, 4, and 5)
                                               Security                                        -----------------------
                                                                                                  (A)          (D)
-----------------------------------------   --------------   --------------   --------------   ----------   ----------









6.  Date Exercisable    7. Title and Amount of Under-  8. Price of    9. Number of     10. Ownership    11. Nature of
    and Expiration         lying Securities               Derivative     Derivative        of Deriv-        Indirect
    Date                   (Instr. 3 and 4)               Security       Securities        ative            Beneficial
    (Month/Day/Year)                                      (Instr. 5)     Beneficially      Security:        Ownership
----------------------  -----------------------------                    Owned at End      Direct (D)       (Instr. 4)
  Date       Expira-                       Amount or                     of Year           or Indirect
  Exer-      tion           Title          Number of                     (Instr. 4)        (I)
  cisable    Date                           Shares                                         (Instr. 4)
----------  ----------  ----------------  -----------  -------------  ---------------  ----------------  --------------







Explanation of Responses:

(1) The shares were subscribed to and purchased by the Reporting Person subject to the terms of AICI's
     Employee Stock Purchase Plan.

**Intentional misstatements or omissions of facts constitute                       /s/ George P. Mang            2/14/96
  Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C.            --------------------------------------------
  78ff(a).                                                                    **Signature of Reporting Person     Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see instruction 6 for procedure.
